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Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

December 7, 2010

VIA EDGAR

Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Apple REIT Eight, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarters Ended January 31, 2010 and June 30, 2010
File No. 000-53175

Dear Ms. LaMothe:

     We are responding on behalf of our client, Apple REIT Eight, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, Chief Executive Officer, dated November 12, 2010.

     This letter repeats the comment from your letter of November 12, 2010, together with a response on behalf of the Company. On factual matters referred to in this letter, we have relied on information and representations provided to us by Company management personnel.

Form 10-K

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 23

1.	We have read and considered your response to comment one. We note that the Board of Directors is not required to approve each individual transaction that falls under existing relationships. However, it is unclear what is meant by “existing relationships.” To enhance the transparency of your disclosure, please discuss the nature of these relationships or make reference to where details of these relationships are being discussed. Please provide us your proposed disclosure that you plan to include in future filings.

The Company will in future filings include information similar to the following in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in its annual Form 10-K in addition to its current disclosures, in the section labeled “Related Party Transactions:”

December 7, 2010

“The Company's independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to these contracts, as well as any new significant related party transactions. There were no changes to the contracts discussed in this section and no new significant related party transactions during 2010. The Board of Directors is not required to approve each individual transaction that falls under a related party relationship, however under the direction of the Board of Directors, at least one member of the Company's senior management team approves each related party transaction.”

     As indicated in your letter dated November 12, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

     Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours, /s/ Martin B. Richards Martin B. Richards

cc:	Yolanda Crittendon, Accountant, Division of Corporation Finance Glade M. Knight David S. McKenney David P. Buckley Bryan F. Peery